Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Hardscoop Inc.
2030 Wambaw Creek Rd. #101 & 102
Charleston, SC 29492
https://hardscoop.com/

Up to $1,070,000.00 in Common Stock at $1.60
Minimum Target Amount: $10,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Hardscoop Inc.
Address: 2030 Wambaw Creek Rd. #101 & 102, Charleston, SC 29492
State of Incorporation: SC
Date Incorporated: July 01, 2013

Terms:

Equity

Offering Minimum: $10,000.00 | 6,250 shares of Common Stock
Offering Maximum: $1,070,000.00 | 668,750 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $1.60
Minimum Investment Amount (per investor): $280.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Amount-Based

Tier 1 - $280

Exclusive Hardscoop Sticker

Ownership certificate

Tier 2 - $500

1 Exclusive Hardscoop Sticker

5% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 3 - $1,000

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 4 - $5,000

Private Tour Invitation for 4 Plus 4 pints to go of Hardscoop Ice Cream

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 5 - $10,000

3% Bonus Shares

Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022

1 Ice Cream Canteen

1 Exclusive Hardscoop Stickers

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 6 - $25,000

5% Bonus Shares

Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022

Limited Edition Signed Print by Local Charleston Artist

1 Ice Cream Canteen

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 7 - $50,000

10% Bonus Shares

Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022

Founders Private Stock collaboration for 6 pints of your own flavor creation!

1 Ice Cream Canteen

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hardscoop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

Hardscoop Inc. is a revolutionary winery and distillery located in the beautiful city of Charleston, South Carolina. We currently serve the Carolinas (North and South) with our unique and creative alcohol ice creams and sorbets using locally farmed ingredients and the freshest dairy provided by our amazing piedmont farming community. The uniqueness of our product and how we manufacture it is an innovation in the world of alcohol-based consumer products.

Hardscoop Inc. sells its retail products in over 100+ retail accounts in the Carolinas. Starting in Q2 of 2021, we plan to launch our direct-to-consumer shipping program. These products include Hardscoop Ice Cream flavors of Vanilla, Chocolate, Coffee, Butterscotch Rum, and Sea Salt Caramel. Hardscoop also makes dairy-free and vegan sorbets with flavors that include Carolina Peach and Simply Strawberry. Hardscoop also provides several seasonal options including Bourbon Apple Cider, Pumpkin Spice, Eggnog, and Chocolate Peppermint Stick.

Competitors and Industry

According to TechNavio, the global alcoholic ice cream market is forecasted to exceed $1.2 billion by 2022. Some of the key players in this space are Buzz Bar, Frozen Pints, Haagen Dazs, Mercer's Dairy, Sno Bar, and Tipsy Scoop (Source: Advance Market Analytics).

Hardscoop Inc. has separated itself from other lower alcohol content, spirit-based competitors (Tipsy Scoop, Snobar, and Proof) in the market by way of a breakthrough innovation that enables us to base our products with a premium wine (opposed to the restrictive legal nature of spirits) to produce premium, frozen alcohol products that range from 8 - 10.5% alcohol by volume. Our online platform allows us to immediately increase our addressable market to include consumers in over 40 states. A path to scale that is simply unavailable to our spirit-based competitors.

Current Stage and Roadmap

We currently have the following products: Hardscoop Alcohol Ice Cream and Hardscoop Alcohol Sorbet, on the market. As we continue to gain traction and increase month over month sales, we plan to launch the Hardscoop e-commerce platform/website. This is set to be a game-changer in how the consumer will be able to purchase alcohol products moving forward. No more alcohol distributors with antiquated delivery rules and no more annoying retailers with sky high slotting fees and pay for play tactics that pass the costs on to the consumer. We plan to manufacture, package, and ship directly to the customer's door alcohol products that they want, when, and how they want them. We expect 2021 to be a breakout year as we have all of the tools to leverage and execute on the full potential of this brand and platform. We have experienced significant growth in 2020 in spite of COVID-19. We see that immense growth continuing in 2021 and for years to come.

The Team

Officers and Directors

Name: David Kirby

David Kirby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Meeting with and targeting new accounts and potential collaborations in line with our business plan. Salary: $42,000 a year.

- **Position:** Director
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Determining the company's strategic objectives and policies. Monitoring progress towards achieving the objectives and policies.

- **Position:** Co-Founder
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Create business plans and documents. Build and lead teams.

Other business experience in the past three years:

- **Employer:** First Commercial Partners, Inc.
  Title: Owner & President

Dates of Service: January 01, 2003 - January 01, 2021
Responsibilities: Duties related to being the Owner & President of the Company, as well as being a real estate broker for commercial real estate.

Name: Lynn R. Kirby

Lynn R. Kirby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Vice President
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Compliance, accounting, and marketing. Salary: $30,000 a year.

- **Position:** Director
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Monitoring progress towards achieving the objectives and policies.

- **Position:** Co-Founder
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Create and manage compliance documents.

- **Position:** Secretary and Treasurer
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Manage accounting and documents.

Name: Jason A. Kirby

Jason A. Kirby's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** President
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Marketing and product development. Salary: $30,000.

- **Position:** Director
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Manage product development. Direct marketing and promotion.

- **Position:** Co-Founder
  Dates of Service: July 01, 2013 - Present
  Responsibilities: Identify market opportunities. Manage product development. Direct marketing and promotion.

Name: Christopher Ledbetter

Christopher Ledbetter's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** COO
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Product and business development, sales, operations. Salary: $30,000.

- **Position:** Director
  Dates of Service: May 01, 2014 - Present
  Responsibilities: Develop financial estimates. Create business plans and documents.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to

provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the Food/Beverage industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating

results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies'

businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Hardscoop, Inc. was formed on 07/01/2013 and opened our doors 04/15/2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Hardscoop, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation, such as the FDA (Food and Drug Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Hardscoop, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Hardscoop, Inc. could harm our reputation and materially negatively impact our financial condition and business.

We have intellectual property that might be vulnerable
One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

The alcoholic beverage section is highly competitive.
The alcoholic beverage sector, in which Hardscoop Inc operates, is a highly competitive market, where competition risks are significant. To succeed, Hardscoop Inc must be able to respond quickly to changes in consumer preferences. For example, Hardscoop Inc may have to adjust to an increased consumer emphasis on ambient temperature products. Hardscoop Inc will work to anticipate market shifts and respond accordingly to actions by competitors.

The Company may make substantial capital expenditures.
Harscoop Inc, like many comparable alcoholic beverage companies, may make substantial capital expenditures in such areas as research and development, and production facilities. Therefore, management of working capital, strategic planning of capital expenditures, and the company 's debt position are all of major importance. Various risks are associated with interest rates and financing these risks must be managed well to ensure profitability. Hardscoop Inc understands that the company must invest in growth while working to avoid taking on excessive debt levels, especially at high-interest rate levels.

The Company may operate in emerging markets.
A source of revenues for Hardscoop Inc may be found in emerging-market economies. Emerging markets represent substantial opportunities but also have accompanying risks. Penetrating emerging markets is often accomplished through acquisitions or joint venture partnerships. For Hardscoop Inc to effectively profit from gaining access to new markets, we must identify the best acquisition or partnership opportunities, be able to obtain adequate funding for market expansion, and negotiate favorable deals. An additional risk arising from doing business in foreign countries is currency exchange-rate risk.

The Company depends on a small management team.
Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Jason A. Kirby	3,022,438	Common Stock	37.0

The Company's Securities

The Company has authorized equity stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 668,750 of Common Stock.

Common Stock

The amount of security authorized is 20,100,000 with a total of 8,168,750 outstanding.

Voting Rights

Each holder of Common Stock is entitled to one (1) vote for each share of Common Stock held, notice of any shareholders' meeting in accordance with the Bylaws and the right to vote upon such matters and in such manner as may be provided by law.

Material Rights

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Common Stock
  Type of security sold: Equity
  Final amount sold: $0.00

Number of Securities Sold: 8,168,750
Use of proceeds: 0
Date: April 01, 2021
Offering exemption relied upon: Issuance of stock for founders/original owners

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Revenue

Gross revenue for the year ending December 31, 2020 was $698,420, a significant increase from $304,417 for 2019. Increased focus on development and optimization of our core businesses in the retail grocery sector, paired with the addition of several key wholesale partners, contributed to the vast majority of revenue growth in 2020. Increased awareness of our product, brand, and concept, leading to significant consumer demand, can also be credited to favorable sales performance in 2020.

Cost of Goods Sold

Cost of goods sold increased approximately $112,655 in 2020 to $199,409, an expected increase from $86,754 in 2019. Heightened sales and distribution activities, along with the addition of multiple staff members (increasing cost of labor), led to a foreseeable jump in overall operational costs in 2020.

Gross Margins

Gross profit in 2020 increased 129% to $499,011 from $217,663 in 2019. Gross margins, as a percentage of revenue, remained static at 71%. Improvements in margin were negatively impacted almost exclusively due to a 60% cost increase for the acquisition of dairy products since the beginning of 2019. Hardscoop offset much of the impact of this increase through volume discounts associated with other ingredient inputs. To hedge against any further threats to our supply chain in 2021, Hardscoop is pivoting resources to include a direct-to-consumer model that will yield significantly higher margins, offsetting our exposure to the price volatility in the dairy industry.

Expenses

Hardscoop expenses primarily consist of marketing/advertising/promotion expense, payroll expense, rent expense, and expenditures for research & development and materials/equipment to support field operations. Despite increased sales revenue for 2020 and additional employees, expenses remained relatively static from 2019, largely due to the elimination of costly lease payments for production equipment. Expenses totaled $358,251 in 2020.

Historical results and cash flows:

Hardscoop's intention and strategy going forward is to increase focus on developing a revolutionary direct-to-consumer distribution model. Pivoting to e-commerce distribution are expected to yield higher margins and facilitate a faster path to national addressable markets, thus exponentially increasing distribution points at a fraction of the cost compared to traditional alcohol distribution channels.

That being said, the allocation of resources will differ from previous years in regard to marketing (as well as overall aim of marketing strategy) and distribution expenditures. Gross margins are expected to increase as a result of lower overhead due to direct to consumer distribution, increasing overall cash generated as a result of operations.

Cost of goods, marketing/advertising expenses, and building lease comprised over 57% of overall expenses for the previous 2 years.

Cash previously generated was primarily generated through revenue producing activities. Cash supplements were required and funded via owner contribution, bridge loan and PPP funds made available through the SBA.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 31, 2020, the Company had $4,390 cash on hand and $145,096 in account receivables.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

It is not Hardscoop's intention to remain status quo, in regards to operations, with the proceeds stemming from the campaign but instead investing in the resources needed to increase our ability to reach a larger addressable market for our products. Funds from the campaign will provide a much needed supplement to available cash, allowing the company to provide the necessary marketing/advertising support and enhanced production capacity (via equipment upgrades) for the launch of a new e-commerce distribution strategy.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

Capital realized from the campaign will be invested in a variety of resources that will enhance Hardscoop's ability to create a unique e-commerce platform aimed at addressing a national market with unprecedented speed for an alcohol brand. Funds resulting from the campaign will allow the company to expeditiously build the framework required to increase the customer base for Hardscoop Alcohol Ice Cream exponentially in 2021.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Despite a crippling pandemic, Hardscoop was profitable in 2020. Operationally, Hardscoop is stable and could continue to indefinitely maintain a small niche market in the southeast United States using an antiquated, cost heavy distribution method. Hardscoop is seeking investment capital to address the growing consumer demand for frozen alcohol products and finding more efficient strategies in which to deliver these products to the end user.

Hardscoop will allocate approximately 65-70% of funds raised during the campaign to several critical projects during the first 120 days following the close of our funding round. These projects include funds for equipment acquisition, upgrades for facility, hiring of additional talent, marketing and promotional launch campaign and payment of Startengine fees, including costs to provide incentives to qualifying investors. Remainder of funds are budgeted to provide ongoing marketing, hiring and working capital support through the end of the first fiscal year post campaign close.

How long will you be able to operate the company if you raise your maximum funding goal?

Operationally, Hardscoop is stable and could continue to indefinitely maintain a small niche market in the southeast United States.

Hardscoop will allocate approximately 65-70% of funds raised during the campaign to several critical projects during the first 120 days following the close of our funding round. These projects include funds for equipment acquisition, upgrades for facility, hiring of additional talent, marketing and promotional launch campaign and payment of Startengine fees, including costs to provide incentives to qualifying investors. Remainder of funds are budgeted to provide ongoing marketing, hiring and working capital support through the end of the first fiscal year post campaign close.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We will continue to raise funds through equity crowdfunding. We want to share our successes with our community of shareholders and can do so by continuing to create and launch new products and growing our e-commerce footprint nationally.

Indebtedness

- **Creditor:** Bridge Loan from a certain lender
  Amount Owed: $125,000.00
  Interest Rate: 6.0%
  Maturity Date: June 01, 2022

- **Creditor:** SBA
  Amount Owed: $114,800.00
  Interest Rate: 3.75%
  Maturity Date: June 11, 2040

- **Creditor:** Loan from certain lenders
  Amount Owed: $25,000.00
  Interest Rate: 6.0%
  Maturity Date: January 01, 2023

- **Creditor:** Toyota of Charleston
  Amount Owed: $33,440.00
  Interest Rate: 3.9%
  Maturity Date: December 13, 2024

- **Creditor:** Toyota of Charleston
  Amount Owed: $30,562.00
  Interest Rate: 3.9%
  Maturity Date: December 13, 2024

- **Creditor:** Paycheck Protection Program ("PPP") Loan (thru BB&T)
  Amount Owed: $62,500.00
  Interest Rate: 1.0%
  Maturity Date: November 05, 2022
  Hardscoop Inc. expects the loan to be forgiven.

- **Creditor:** Paycheck Protection Program ("PPP") Loan (thru BB&T)
  Amount Owed: $62,500.00
  Interest Rate: 1.0%

Maturity Date: February 25, 2026
Hardscoop Inc. expect this loan to be forgiven.

Related Party Transactions

- **Name of Entity:** David M. Kirby and Lynn R. Kirby
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: The nature of the transaction was a loan from David and Lynn Kirby to Hardscoop, Inc.
  Material Terms: The loan amount was $25,000 @ 6% annually. To be paid by 2023.

Valuation

Pre-Money Valuation: $13,070,000.00

Valuation Details:

The Company set its valuation based on the following:

When either being acquired or selling a portion of their business, distilleries and wineries commonly use a valuation multiplier. What the distillery and winery industry has seen in 2020 is valuations between $800 and $1,300 per case. For example, Deep Eddy Vodka was acquired by Heaven Hill Brands for about $400,000,000 when their annual production was about 400,000 cases giving them a valuation of about $1,000 per case. At Hardscoop, we feel that a fair valuation of $871.33 per case is conservative. $871.33 multiplied by 15,000 cases, which is approximately the amount of cases we sold in 2020, equals a pre-money valuation of $13,070,000.

The Company set its valuation internally, without a formal-third party independent evaluation.

The Company does not have preferred stock; any outstanding options, warrants, and other securities with a right to acquire shares; or any shares reserved for issuance under a stock plan.

Use of Proceeds

If we raise the Target Offering Amount of $10,000.00 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  96.5%

Funds will be utilized on various marketing expenses. Such as Social media advertising, Search Engine Optimization.

If we raise the over allotment amount of $1,070,000.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  14.0%
  Funds will be utilized on various marketing expenses. Such as Social media advertising, Search Engine Optimization.

- *Company Employment*
  10.0%
  Hiring additional employees and talent acquisition costs.

- *Working Capital*
  15.5%
  Needed to increase bulk purchase and therefore cost savings to scale up.

- *Equipment*
  45.0%
  Expanding capabilities with additional equipment.

- *Facility Upfit*
  12.0%
  Modifying the plant with additional capabilities.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://hardscoop.com/ (Company info page).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/hardscoop

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Hardscoop Inc.

[See attached]

HARDSCOOP INC

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2020 AND 2019
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

Page

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Hardscoop Inc
Charleston, South Carolina

We have reviewed the accompanying financial statements of Hardscoop Inc (the "Company,"), which comprise the balance sheet as of December 31, 2020 and December 31, 2019, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

SetApart FS

April 15, 2021
Los Angeles, California

Hardscoop Inc
BALANCE SHEET
(UNAUDITED)

As of December 31,	2020	2019
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$ 4,390	$ 61,029
Account receivables, net	145,096	-
Inventories	157,955	11,087
Prepaids and other current assets	2,526	-
Total current assets	**309,967**	**72,117**
Property and Equipment, net	63,913	115,791
Total assets	**$ 373,880**	**$ 187,908**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Account Payables	$ 2,178	$ 5,228
Credit cards	1,364	6,895
Current portion of Loan Payable	144,084	58,354
Other current liabilities	23,623	2,727
Total current liabilities	**171,248**	**73,204**
Loan Payable	251,857	198,972
Total liabilities	**423,105**	**272,176**
STOCKHOLDERS EQUITY		
Common Stock	231,857	331,014
Additional Paid in Capital	-	-
Treasury Stock	-	-
Retained earnings/(Accumulated Deficit)	(281,082)	(415,283)
Total stockholders' equity	**(49,225)**	**(84,268)**
Total liabilities and stockholders' equity	**$ 373,880**	**$ 187,908**

See accompanying notes to financial statements.

Hardscoop Inc
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	**2020**	**2019**
(USD $ in Dollars)		
Net revenue	$ 698,420	$ 304,417
Cost of goods sold	199,409	86,754
Gross profit	499,011	217,663
Operating expenses		
General and administrative	286,307	327,199
Sales and marketing	71,943	45,723
Total operating expenses	358,251	372,922
Operating income/(loss)	140,760	(155,259)
Interest expense	6,559	3,579
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	134,201	(158,839)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ 134,201**	**$ (158,839)**

See accompanying notes to financial statements.

Hardscoop Inc
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

	Common Stock					
(in , $US)	Shares	Amount		Retained earnings/ (Accumulated Deficit)		Total Shareholders' Equity
Balance—December 31, 2018	**100,000**	**$ 333,254**	**$**	**(256,444)**	**$**	**76,810**
Capital distribution	-	(2,240)		-		(2,240)
Net income/(loss)	-	-		(158,839)		(158,839)
Balance—December 31, 2019	100,000	$ 331,014	$	(415,283)	**$**	**(84,268)**
Capital distribution	-	(99,158)		-		(99,158)
Net income/(loss)	-	-		134,201		134,201
Balance—December 31, 2020	**100,000**	**$ 231,857**	**$**	**(281,082)**	**$**	**(49,225)**

See accompanying notes to financial statements.

Hardscoop Inc
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2020		2019
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	134,201	$	(158,839)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Depreciation of property		57,895		28,948
Changes in operating assets and liabilities:				
Account receivables, net		(145,096)		(757)
Inventories		(146,868)		(7,520)
Prepaid expenses and other current assets		(2,526)		-
Account Payables		(3,050)		4,508
Credit cards		(5,531)		6,895
Other current liabilities		20,896		(10)
Net cash provided/(used) by operating activities		**(90,079)**		**(126,775)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of property and equipment		(6,018)		(82,239)
Net cash provided/(used) in investing activities		**(6,018)**		**(82,239)**
CASH FLOW FROM FINANCING ACTIVITIES				
Distribution of capital		(99,158)		(2,240)
Borrowing on Loan Payable		138,615		245,626
Net cash provided/(used) by financing activities		**39,457**		**243,386**
Change in cash		(56,640)		34,372
Cash—beginning of year		61,029		26,657
Cash—end of year	**$**	**4,390**	**$**	**61,029**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	3,579
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note	$	-	$	-
Issuance of equity in return for accrued payroll and other liabilities	$	-	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Hardscoop Inc was founded on July 1, 2013 in the state of South Carolina. The financial statements Hardscoop Inc (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Charleston, South Carolina.

Hardscoop Inc is a winery and distillery located in the city of Charleston South Carolina. We currently serve the Carolinas (north and south) with our unique and creative alcohol ice creams and sorbets using locally farmed ingredients and the freshest dairy provided by our amazing piedmont farming community.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2020 and December 31, 2019, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020 and 2019, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. A cost-based inventory is taken monthly for all finished goods, packaging and raw materials used in production activities using FIFO methodology.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Vehicles	5 years
Furniture & Fixtures	5 years
Machinery & Equipment	5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Hardscoop Inc is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue From Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its alcohol products

Cost of sales

Costs of goods sold include the cost of alcohol products sold, ice cream, distribution services, federal excise tax, freight and delivery, ingredients packaging and supplies, cost of retail product.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the years ended December 31, 2020 and December 31, 2019 amounted to $71,943 and $45,723, which is included in sales and marketing expense.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through April 15, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of December 31,	2020	2019
Raw Materials	$ 35,648	$ 8,075
Finished goods	$ 926	$ 3,012
Semi-finished goods	$ 121,381	$ -
Total Inventories	**$ 157,955**	**$ 11,087**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Prepaids and other current assets consist of the following items:

Prepaids and other current assets		
As of December 31,	**2020**	**2019**
Other current assets	$ 2,526	$ -
Total Prepaids and other current assets	**$ 2,526**	**$ -**

Other current liabilities consist of the following items:

As of December 31,	2020	2019
Tax payab;e	$ 23,007	$ 2,063
Gift Card	616	665
Total Other Current Liabilities	**$ 23,623**	**$ 2,727**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020 and December 31, 2019, property and equipment consists of:

As of Year Ended December 31,		2020		2019
Vehicles	$	88,018	$	82,000
Furniture & Fixtures		5,000		5,000
Machinery & Equipment		54,239		54,239
Other Fixed assets		3,500		3,500
Property and Equipment, at Cost		150,757		144,739
Accumulated depreciation		(86,843)		(28,948)
Property and Equipment, Net	**$**	**63,913**	**$**	**115,791**

Depreciation expense for property and equipment for the fiscal year ended December 31, 2020 and 2019 was in the amount of $57,895 and $29,948 respectively.

Common Stock

The Company is authorized to issue 100,000 shares of common shares with no par value. As of December 31, 2020, and December 31, 2019, 100,000 shares have been issued and are outstanding.

6. DEBT

Loans Payable

During the years presented, the Company has entered into promissory notes & loans. The summary of the Company's loans, notes, and the terms is as follows:

					For the Year Ended December 2020					For the Year Ended December 2019				
Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Loan contract with Loan Builder	$ 20,000	1.00%	1/13/2020	1/13/2021	$ 117	$ 117	$ 2,059		$ 2,059					
Loan contract with Loan Builder	$ 30,000	29.80%	12/23/2019	12/23/2020	$ 8,940	$ 8,940	$ 2,580		$ 2,580	$ 745	$ 745	$ 30,000		$ 30,000
Bridge Loan from a certain lender	$ 125,000	6.00%	Fiscal year 2019	6/1/2022	$ 7,500	$ 7,500	$ 75,000	$ 50,000	$ 125,000	$ 7,500	$ 7,500		$ 125,000	$ 125,000
Loan from certain lenders	$ 25,000	6.00%	Fiscal year 2019	2023	$ 1,500	$ 1,500	$ -	$ 25,000	$ 25,000	$ 1,500	$ 1,500		$ 25,000	$ 25,000
PPP Loan	$ 62,500	1.00%	11/5/2020	11/5/2022	$ 365	$ 365	$ 44,118	$ 18,382	$ 62,500					
SBA Loan	$ 114,800	3.75%	11/6/2020	30 years	$ 2,153	$ 2,153	$ 3,827	$ 110,973	$ 114,800					
Vehicle loan -Toyota of Charleston	$ 45,990	3.90%	12/13/2018	12/13/2024	$ 1,794	$ 1,794	$ 8,616	$ 24,824	$ 33,440			$ 8,604	$ 25,755	$ 34,359
Vehicle loan -Toyota of Charleston	$ 42,028	3.90%	12/13/2018	12/13/2024			$ 7,884	$ 22,678	$ 30,562			$ 7,884	$ 23,217	$ 31,101
Kabbage loan -repaid												$ 11,866		$ 11,866
Total					$ 22,367	$ 22,367	$ 144,084	$ 251,857	$ 395,941	$ -	$ -	$ 58,354	$ 198,972	$ 257,326

The summary of the future maturities is as follows:

As of Year Ended December 31, 2020	
2021	$ 156,526
2022	88,581
2023	45,199
2024	20,199
2025	36,699
Thereafter	48,736

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 and December 31, 2019 consists of the following:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ 735	$ 9,124
Valuation Allowance	(735)	(9,124)
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020, and December 31, 2019 are as follows:

As of Year Ended December 31,	2020	2019
Net Operating Loss	$ (23,415)	$ (24,151)
Valuation Allowance	23,415	24,151
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal cumulative net operating loss ("NOL") carryforwards of $245,972, and the Company had state net operating loss ("NOL") carryforwards of approximately $245,972. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, and December 31, 2019, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, and December 31, 2019, the Company had no accrued interest and penalties related to uncertain tax positions.

8. RELATED PARTY

During 2019, The company entered into a loan agreement with Davin and Lynn Kirby, company's founders in the amount of $25,000. The loan bears interest of 6% per annum and the entire amount will be repaid by 2023.

9. COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company enters various operating leases for facilities, but currently on a month-to-month basis. Rent expense was in the amount of $46,105 and $82,469 as of December 31, 2020 and December 31, 2019, respectively.

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through April 15, 2021 the date the financial statements were available to be issued.

On February 25, 2021, the company entered into PPP loan agreement in the amount of $62,500. The loan bears interest of 1% and maturity date is 60 months from the contract date.

On April 1, 2021 The Company amended its articles of incorporation to authorize the issuance of 20,100,000 shares of Common Stock.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Hardscoop Inc.

Distillery & Winery


hardscoop
alcohol ice cream

Website | Charleston, SC | FOOD & BEVERAGE

$130,701 raised

171 Investors	$13.1M Valuation
$1.60 Price per Share	$280.00 Min. Investment
Common Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Hardscoop is a federally permitted distillery and winery that creates desserts for adults. Using ultra-premium ingredients and infusing our proprietary wine blend, we create deliciously unique, artisan style ice creams and sorbets that range from 8 - 10% alcohol by volume! Our revolutionary and federally authorized ice cream making technique permits us to ship our product directly to consumers door step! Additionally, Hardscoop is sold at over 100 retail stores throughout North and South Carolina. With over 11 exciting flavors, we have something for all connoisseur's of ultra-premium ice cream...but with a kick!

Reasons to Invest

- Hardscoop's revenue growth has doubled year over year for the past 3 years.
- We believe the two things that make people the happiest are ice cream and alcohol. So we handcraft every single Hardscoop to be downright divine.
- Direct-to-consumer (DTC) shipping of wine grew to $3.7 billion in 2020 which was the largest year-over-year increase ever 27%.

OVERVIEW

Fruit. Dairy. Alcohol.

That's it. And our mission is just as simple as our ingredients - to make people happy.

We believe the two things that make people the happiest are ice cream and alcohol. So we handcraft every single Hardscoop to be downright divine.

From using simple, delectable ingredients, to sourcing our milk from the finest farms - the result is high-quality, mouth-watering boozy ice cream.


Adults Only
Ice Cream
Embrace Your New
Boozy Delight

Rewards

Get rewarded for investing more into Hardscoop Inc.:

$280+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

$280+
Investment
Tier 1
Exclusive Hardscoop Sticker Ownership certificate

$500+
Investment
Tier 2
1 Exclusive Hardscoop Sticker 5% off for 1 year in Hardscoop Online Store Ownership certificate

$1,000+
Investment
Tier 3
1 Exclusive Hardscoop Sticker 10% off for 1 year in Hardscoop Online Store Ownership certificate

$5,000+
Investment
Tier 4
Private Tour Invitation for 4 Plus 4 pints to go of Hardscoop Ice Cream 1 Exclusive Hardscoop Sticker 10% off for 1 year in Hardscoop Online Store Ownership certificate

$10,000+

THE PROBLEM

Consumers Are Looking for a New Way to Enjoy Alcohol

Changing consumer demands have made the reach of traditional alcohol distribution antiquated and inefficient - even for the most creative and innovative brands in the alcohol industry.

Not to mention, there is no easy way to distribute or purchase frozen alcohol products.


1.
Consumers want a new way to enjoy alcohol
2.
Retailers need a new way to satisfy consumer tastes
3.
It's hard to distribute frozen alcohol products

THE SOLUTION

Hello Hardscoop

Hardscoop has developed a line of alcohol-infused ice cream and sorbet products that can be shipped nationwide.

We use direct-to-customer shipping and the power of e-commerce to reach an unprecedented amount of customers that traditional alcohol distribution simply cannot.


hardscoop

Hardscoop is a product that will bring...

- New industry category
- Distribution solution
- Enhanced purchasing convenience


Premium
Alcohol
Ice Cream
At Its Finest
hardscoop
ice cream
COLD BREW
COFFEE

Investment

Tier 5

3% Bonus Shares Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022 1 Ice Cream Canteen 1 Exclusive Hardscoop Stickers 10% off for 1 year in Hardscoop Online Store Ownership certificate

$25,000+

Investment

Tier 6

5% Bonus Shares Opening/Launch Gala Invitation for 2 Limited Edition Signed Print by Local Charleston Artist 1 Ice Cream Canteen 1 Exclusive Hardscoop Sticker 10% off for 1 year in Hardscoop Online Store Ownership certificate

$50,000+

Investment

Tier 7

10% Bonus Shares Opening/Launch Gala Invitation for 2 Founders Private Stock collaboration for 6 pints of your own flavor creation! 1 Ice Cream Canteen 1 Exclusive Hardscoop Sticker 10% off for 1 year in Hardscoop Online Store Ownership certificate

THE MARKET

Frozen is Getting Hot

The frozen novelties subcategory has been ironically heating up - with dollar sales soaring $5.7B, and unit sales jumping 9.1% to $1.6B.

This means the direct-to-consumer space represents a huge opportunity.

With consumers spending less time shopping the aisles, easy-to-navigate and functional direct-to-consumer models will unlock much opportunity in the category.

The Frozen Novelties Market Is Heating Up



$5.7B
Frozen Novelties Subcategory

$1.6B
Unit Sales

Here's more on our specs in the fast-growing market:


hardscoop
alcohol ice cream
A SCOOP OF SWEET. A BIT OF BUZZ.

Market Size

46	**196M**
States	Drinking Age
Direct Shipping To Consumer	(Population)
**Wine Based Products	


hardscoop
ice cream
CHOCOLATE
hardscoop
sorbet
SIMPLY STRAWBERRY

(Source 1)
(Source 2)

OUR TRACTION

Making Moves

We currently have a multi-state distribution, and here's where that has led us...

- Sold to date over **110,000** pints
- Sales increased **108%** in 2020 over 2019.
- Created a line of alcohol products that meet regulatory criteria for legal, online distribution nationwide.


110,000
Pints And Counting
CAROLINA PEACH
CHOCOLATE

Permits registered and approved:

- Federal Distilled Spirits Permit
- Federal Winery Permit
- Federal Industrial Alcohol Manufacturing Permit

Registered Trademarks:

- Hardscoop
- Skinnyscoop



Market Validation

Find Us In

2	5	148
States	**Premium Retailers**	**Locations**
North & South Carolina	Harris Teeter, Total Wine, Lowe's Foods, World Market	110 Premium & 38 Others


As Seen In...
TRAVEL+
LEISURE
hardscoop
sorbet
SIMPLY
STRAWBERRY
hardscoop
sorbet
SIMPLY STRAWBERRY


TRAVEL+
LEISURE
These Are the Best Spirits and Cocktails to Try This Fall
Savor the season with these tasty spirits and cocktails.
TRAVEL
+
LEISURE

WHAT WE DO

We are Alcohol Ice Cream

Hardscoop ice cream and sorbets are 8-10.5% ABV alcohol products.

Each serving of Hardscoop is the alcohol equivalent to a glass of wine or beer - and sold by the pint.

And, just like every great recipe out there... Hardscoop is a trade secret process. But, we can give you a little sneak peek on why our ice cream is so good.


We've Reinvented The Pint
8-10.5%
ABV Per Pint
sorbet

To flavor our sorbets, we puree real fruit, freshly picked from local farms. Strawberries from North Carolina. Peaches from South Carolina. We're committed to every step of the process — from grinding our own coffee beans to blending our own proprietary alcohol base.





We source our dairy from the finest local farms to create our decadent ice cream base. In fact, the quality of our dairy base places us in the "ultra-premium" category of ice cream — making for smoother, creamier spoonfuls.

Is your mouth watering yet?



Admit It. You're Dying To Grab A Spoon.

THE BUSINESS MODEL

The Scoop on Sales


hardscoop
sorbet
SIMPLY STRAWBERRY
hardscoop
sorbet
CAROLINA PEACH
hardscoop
ice cream
CHOCOLATE
hardscoop
ice cream
COLD BREW COFFEE
hardscoop
ice cream
BUTTERSCOTCH RUM
hardscoop
ice cream
SEA SALT CARAMEL
hardscoop
ice cream
MADAGASCAR VANILLA

When it comes to our sales in retail locations, our current partners include Lowes Foods, Harris Teeter, Cost Plus World Market, and Total Wine.

And here's where we are headed:

- **Expansion** with sales online throughout the US.
- **Growth** in retail sales.
- **Quickly** and efficiently reach our market with ecommerce.
- **Cost Effective** growth by eliminating burdensome overhead costs associated with traditional alcohol distribution.


Total Wine & MORE
COST PLUS WORLD MARKET
Harris Teeter
Lowes FOODS
hardscoop
ice cream
SEA SALT CARAMEL

HOW WE ARE DIFFERENT

More Than a Brand

Hardscoop is in the non-traditional alcohol category - which is growing exponentially.

And with our obsessive eye on quality-control, we produce, pack, and ship all of our own products in-house.



Competitive Advantage
First To Market
purchase in grocery store chains
Superior Packaging
allows for longer shelf life
Multi-State Distribution
Quick and effective shipping
hardscoop
alcohol ice cream
11 Govt Registered & Approved Flavors
Design & Brand
memorable & recognizable

We are different because...

- Competitors are either ice creams with no alcohol, a tiny amount of alcohol, or use spirits that you can't ship. We believe that we are the only alcohol ice cream with federal distillery and wine permits, allowing our registered flavors to be *legally* shipped to 40 plus states.



One Pint Of Hardscoop
=
About 3 Glasses Of Light Wine

- Our broad intellectual property portfolio makes for a strong competitive advantage. Thanks to our IP portfolio, we believe that our position is largely defensible, and as we continue to build our brand through increased marketing and branding campaigns — including our iconic packaging — we believe our control of this market is likely to hold firm.


INTOXICATING FLAVOR
ULTRA-PREMIUM DAIRY
fresh fruit
real farms
PLEASE OPEN IMMEDIATELY
TIPSY TREATS INSIDE
!!!
hardscoop
alcohol ice cream

THE VISION

The Scoop on the Future

Our products are new to the space - and we aim to keep taking our products to the next level.

We will soon be expanding our line of products powered by our unique alcohol manufacturing process - all to be available nationwide.

This means going beyond our brick & mortar customer service at our flagship store in Charleston SC, and moving into major sports venues and theaters. We will then continue to grow and cultivate existing and new wholesale and retail accounts.

Future products include **Skinnyscoop**, a low calorie ice cream and sorbet, along with some unique **Ready-to-Drink** products.


The Scoop
Our Future Looks Delicious
E-Commerce Platform
Brick & Mortar Locations
Low Calorie Options*
Ready-To-Drink Products*
*Anticipated

OUR LEADERSHIP

Lead Confectioners

Meet the team that powers Hardscoop:



Jason A. Kirby

President, Director, & Founder



David Kirby

Chief Executive Officer, Director & Co-Founder



Chris Ledbetter

Chief of Operations, Director & Co-Founder



Lynn R. Kirby

Vice President, Secretary, Treasurer, Director & Co-Founder



Brad & Mary Ledbetter

Western NC Field Operations



Josh Jordon

Piedmont NC Field Operations



Jason Stickney

Operations Manager



Brendan Stewart

SC Field Operations

WHY INVEST

We are Passionate Innovators

We are a dedicated and forward-thinking team focused on building the future of the frozen alcohol market.

Between our doubling revenue growth, continued demand, and unique position in the market - we are in the right place at the right time.

So come get the scoop.


YUM
hardscoop
ice cream
SEA SALT
CARAMEL
Satisfy The Inner Child & Adult In You

Offering Summary

Company	Hardscoop Inc.
Corporate Address	2030 Wambaw Creek Rd. #101 & 102, Charleston, SC 29492
Offering Minimum	$10,000.00
Offering Maximum	$1,070,000.00
Minimum Investment Amount (per investor)	$280.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	6,250
Maximum Number of Shares Offered	668,750
Price per Share	$1.60
Pre-Money Valuation	$13,070,000.00

**Maximum Number of Shares offered subject to adjustment for bonus shares. See Bonus info below.*

Voting Rights of Securities Sold in this Offering

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Investment Incentives

Time-Based

Friends and Family Early Birds

Invest within the first 48 hours and receive an additional 15% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive an additional 10% bonus shares.

Amount-Based

Tier 1 - $280

Exclusive Hardscoop Sticker

Ownership certificate

Tier 2 - $500

1 Exclusive Hardscoop Sticker

5% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 3 - $1,000

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 4 - $5,000

Private Tour Invitation for 4 Plus 4 pints to go of Hardscoop Ice Cream

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 5 - $10,000

3% Bonus Shares

Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022

1 Ice Cream Canteen

1 Exclusive Hardscoop Stickers

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 6 - $25,000

5% Bonus Shares

Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022

Limited Edition Signed Print by Local Charleston Artist

1 Ice Cream Canteen

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

Tier 7 - $50,000

10% Bonus Shares

Opening/Launch Gala Invitation for 2 (Invitation-only Party, Press will Attend) ~Q4 2021/Q1 2022

Founders Private Stock collaboration for 6 pints of your own flavor creation!

1 Ice Cream Canteen

1 Exclusive Hardscoop Sticker

10% off for 1 year in Hardscoop Online Store

Ownership certificate

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Hardscoop, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $1.60 / share, you will receive 110 Common Stock, meaning you'll own 110 shares for $160. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

Example - The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments and salary made to one's self, a friend or relative; Any expense labeled "Administration Expenses" that is not strictly for administrative purposes; Any expense labeled "Travel and Entertainment"; Any expense that is for the purposes of inter-company debt or back payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Hardscoop and The Holy City Sinner!

1 day ago

Check out this **Hardscoop** article featured in ***The Holy City Sinner***.

It offers a glimpse into what we are doing here at Hardscoop and our nationwide shipping platform.

It’s only the beginning!!

www.HolyCitySinner.com



HOLY CITY SINNER.COM

HOME ABOUT EVENTS CALENDAR FOOD & BEV HCS PODCAST ENTERTAINMENT WEEKEND BUZZ RESOURCES SHOP CONTACT

BOOZE

Charleston’s Hardscoop Alcohol Ice Cream Now Available For Shipping Nationwide

Published 2 months ago on June 27, 2021
By Holy City Sinner

Hardscoop, a handcrafted, artisan alcohol ice cream company based in Charleston, has officially launched nationwide shipping of its

FOLLOW US

It’s here and it’s amazing! HardScoop PAINKILLER® Alcohol Ice Cream

4 days ago


hardscoop
ice cream
PAINKILLER
BRITISH NAVY
PUSSER'S RUM
ORIGINAL ADMIRALTY RUM

It’s here and it’s amazing!

HardScoop PAINKILLER® Alcohol Ice Cream.

We are super excited about this flavor made with the world famous Pusser’s Rum. Known for being the official rum of the British Royal Navy for over 300 years. Their famous PAINKILLER® Cocktail takes you back to the Islands. HardScoop is the only company licensed to make Painkiller® Alcohol Ice Cream which is **8% ABV** and packs a kick!

Available to order next week!

Check out more about Pusser’s Rum at: pussersrum.com

HardScoop + Pusser’s Rum = HARDSCOOP PAINKILLER® Alcohol Ice Cream


hardscoop
ice cream
PAINKILLER
BRITISH NAVY
PUSSER'S RUM
ORIGINAL ADMIRALTY RUM

Notice of Funds Disbursement

8 days ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hardscoop Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hardscoop Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

Thank you StartEngine Investors!

11 days ago

Thank you StartEngine Investors!

Your fellow investors from across the United States (and even outside the United States) have joined the movement to bring a unique frozen alcohol concept, with multi-channel distribution capabilities, to a national market."

We have shipped **Hardscoop Alcohol Ice Cream** to 27 states to date!

The time has come for **Hardscoop's Alcohol Ice Cream** and we sincerely appreciate your trust and look forward to growing our innovative brand of alcohol products with you. **THANK YOU!**

Please help us grow **Hardscoop** by asking your friends and family to invest.

Order your Box of HARDSCOOP today! www.hardscoop.com

Cheers from the Hardscoop Team


INVEST TODAY!
hardscoop
ice cream
BOOZY!
BUTTERSCOTCH
RUM

Hardscoop Alcohol Ice Cream is now available at Energy Mart Stores!

12 days ago

We are happy to announce that **Hardscoop Alcohol Ice Cream**

is now available at **Energy Mart Stores** all across beautiful Western North Carolina.

Energy Mart Stores

The Bottom Line from UPROXX on HARDSCOOP

22 days ago

Check out this article in **UPROXX** about **HARDSCOOP**.

The Bottom Line from writer Dane Rivera:

HARDSCOOP is a quality alcohol ice cream that doesn't cut any corners. Put a scoop in your coffee and thank us in the comments for changing your life for the better!

www.uproxx.com

UPROXX's Dane Rivera got to try a few of our boozy ice cream flavors. And the verdict? "What I appreciate the most about Hardscoop is just how premium the ice cream is. The brand didn't cut any corners ..."


Breyers
COOKIES & CREAM
VanLeeuwen
Tillamook
UDDERLY CHOCOLATE
hardscoop
ice cream
MADAGASCAR VANILLA

UPROXX.COM

We can't Think of a Better way to Beat the Heat this Summer!

25 days ago

Check out this article featured in the Food & Wine section of **CHARLESTON GRIT**.

It offers a glimpse into what we are doing here at **Hardscoop** and a larger look of the growing category within the alcohol industry... It's only the beginning!!

www.CharlestonGrit.com


charlestongrit
Bold. Smart. Local. Now.
CLICK HERE TO JOIN!
ABOUT · HOME ARTS + MUSIC CHS NEWS FOOD + DRINK LIFE SEX EVENT CALENDAR VIDEO
SUBSCRIBE TODAY!
12 ISSUES FOR ONLY $26.95
Hardscoop Alcohol Ice Cream makes online sales available nationwide
Want your voice heard?
Write for Grit.

Hardscoop is Striving to Change How the Alcohol Industry Works...And It's not Just with it's Ice Cream

about 1 month ago


HARDSCOOP

Hi Folks,

We want you to get to know **Hardscoop** and what we do.

Hardscoop is striving to change how the Alcohol Industry works...And It's not Just with it's Ice Cream.

HardScoop Inc. is a **multilevel Alcohol Platform Company** which allows us to do all things alcohol!

Not only do we make an amazing alcohol ice cream but we offer the following services as well.

- Manufacturer alcohol products for the HardScoop label
- Manufacturer alcohol products under **Private Label** for other alcohol companies
- Distribute through E-Commerce. **Shipping direct to consumers.**
- We **co-pack** alcohol products for other alcohol companies
- Our product list includes:

Frozen: Ice Creams, Sorbets, Pops,

Shelf stable: **RTD's**, Pops, Liqueurs

- Packaging: **Canning, Bottling,** Plastic, Paper
- All of our products have a registered formula with the Federal Alcohol and Tobacco Tax and Trade Bureau (TTB)

Please reach out with any questions or comments. Till then, we're thinking about all things alcohol. Cheers!

Best,

Team Hardscoop

Notice of Funds Disbursement

about 1 month ago

[The following is an automated notice from the StartEngine team].

Hello!

As you might know, Hardscoop Inc. has exceeded its minimum funding goal. When a company reaches its minimum on StartEngine, it's about to begin withdrawing funds. If you invested in Hardscoop Inc. be on the lookout for an email that describes more about the disbursement process.

This campaign will continue to accept investments until its indicated closing date.

Thanks for funding the future.

-StartEngine

GET TO KNOW HARDSCOOP AND WHAT WE DO

about 1 month ago

We want you to get to know Hardscoop and what we do.

HardScoop Inc. is a multi level Alcohol Platform Company which allows us to do all things alcohol!

Not only do we make an amazing alcohol ice cream but we offer the following services as well.

- Manufacturer alcohol products for the HardScoop label
- Manufacturer alcohol products under Private Label for other alcohol companies
- Distribute through E-Commerce. Shipping direct to consumers.
- We co-pack alcohol products for other alcohol companies
- Our product list includes:

Frozen: Ice Creams, Sorbets, Pops,

Shelf stable: RTD's, Pops, Liqueurs

- Packaging: Canning, Bottling, Plastic, Paper
- All of our products have a registered formula with the Federal Alcohol and Tobacco Tax and Trade Bureau (TTB)

Please reach out with any questions or comments. Till then, we're thinking about all things alcohol. Cheers!

Best,

Team Hardscoop


HARDSCOOP

SHOW MORE UPDATES

Comments (19 total)

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Robert W N. 2 INVESTMENTS 3 days ago
What are the future expansion plans, which states? Does this have to be sold in liquor stores?
0

David J. SE OWNER 1 INVESTMENT 15 days ago
Product sounds great! I'm interested in investing and went to the website to buy some product to try but couldn't find any nutritional labels. Can you share them, or because you are following alcohol labeling requirements you don't need to comply with the typical ice cream or frozen desert requirements?
0

Michael K. 2 INVESTMENTS a month ago
I signed up for the newsletter, but did not get a discount code to take 10% of my first order. I completed my order anyway, because I definitely would like to sample what I have invested in. If possible I would like to receive the discount on a subsequent order. Am I the only person having this problem? If not, please correct the error on the website.
0 View 1 reply

Chatrapati T. SE OWNER 10 INVESTMENTS a month ago
Hello. My understanding is that the ABV is for the Ice cream volume including air. That means you have twice as much in the ice cream mix (if you are targeting 100% overrun). Please correct me if I am wrong. Thank you. I placed my first order yesterday. Can't wait to try it!!!!!!!!!!
0 View 1 reply

Roxlyn W. a month ago
Hello. I am interested in investing but would like to sample first. It appears there is a 6 pint minimum purchase shipping order. Do you have any samples available to order online?
0 View 1 reply

Andrew J. SE OWNER 11 INVESTMENTS 2 months ago
I keep seeing where things are referred to in pints. However as I view the product it appears that the pictures show a packaging of 12.XX ounces. Are these indeed pints and the pictures are old and outdated or are they not actual pints?
0 View 1 reply

Dean E. 2 months ago
Hello - I am interested in making an investment. However I noticed there are some competitors out there that seem very similar (I.e. speakeasy, proof cream, tipsyscoop, as well as the giant haagen dazs). Just curious what separates you from these. Thanks.
0 View 1 reply

Brooke T. 2 INVESTMENTS 2 months ago
Congratulations on the nationwide delivery go-live! I'm looking forward to receiving my order, which should be delivered today and shared the news widely!
0 View 1 reply

Keith W. SE OWNER 31 INVESTMENTS 2 months ago
Hello Hardscoop,

Glad to hear you can ship around the country today. Big progress.

I am an investor and would love to sample the product. I don't think we've received our investor discount codes yet. Are you getting them out soon.

Keith
0 View 1 reply

Andrew J. SE OWNER 11 INVESTMENTS 3 months ago
Are allergen friendly options in consideration? Not just by providing a sorbet, but on the ice cream side of offerings with coconut milk or cashew milk, etc?
0 View 1 reply

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Jason: Okay, Randy. Alright, man. Yeah, that sounds good. See you soon.

Oh, hey there.

I'm Jason, President of Hardscoop.

What is Hardscoop?

Hardscoop is happiness.

Hardscoop is fun.

Hardscoop is going to change the way you think about alcohol and dessert.

Our mission: to make people happy.

So, in an unofficial poll, conducted by me and certified by me, we found the two things that make people the most happy are ice cream and alcohol. So, we put them together and... Hardscoop.

Chris: The ultimate treat that can put a smile on anyone's face. It's what the world needs right now.

Jason: So, how do we get Hardscoop to bring joy to as many people as possible, as quickly as possible? Wine.

Chris: That's right. Wine.

Jason: Through innovation, iteration, and a lot of taste testing, we discovered that we were able to take the pure and tasteless alcohol in wine and use it as our base for our ice cream and sorbets.

Using a wine-based alcohol allows us to sell our product where liquor-based products can't. It allows us to sell online and ship it across the U.S. and sell in grocery stores. And this is where you come in through our new e-commerce platform and innovative recipe, we'll be able ship Hardscoop to doorsteps in more than 40 states across the U.S. We're jumping in on what is already a proven want from consumers.

The direct to consumer wine shipping market has seen its largest year over year volume increase, up 27%.

With your investment, we can increase our production levels and promote Hardscoop nationwide.

Ship a box of joy to each and every doorstep across the United States when they press "add to cart." You can help to bring happiness to people.

It’s a feel good moment.

And we’re not letting the ice cream go to our heads, we’ve got the data to back it up.

Chris: We’re currently in more than 100 stores throughout South Carolina and North Carolina.

Jason: In 2020, our revenue increased by 108%.

Chris: That’s a lot of ice cream! The cherry on top, our sales are up 37.7% in 2020 over the same period in 2019 at a leading grocery store chain throughout the South - and that’s during a pandemic! What can we say? People want Hardscoop.

Jason: Hardscoop can be enjoyed spooned straight from the pint while sitting on your couch. Or as a sundae. Mix it into a cocktail and enjoy it with friends. Or go with a classic cone.

However you enjoy it, know that we only use the highest quality ingredients in Hardscoop.

And ice cream, that’s just the beginning for us. Our innovation team is coming up with new ideas every day. In fact, we’re getting close to (BLEEPS OUT REVEAL). So, not only would you be investing in the future of Hardscoop, you’ll be investing in a company whose philosophy is: the party doesn’t stop when the pint is empty. We’re only just getting started.

What's happening, Randy?

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EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

Filing ID: 210416-1619233

Filing Date: 04/16/2021

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF AMENDMENT

Pursuant Section 33-10-106 of the 1976 South Carolina Code of Laws, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is:

HARDSCOOP INC

2. Date of Incorporation is: 07/01/2013

3. Agent's Name and Address:

DAVID M KIRBY
(Name)

2632 CROOKED STICK LN
(Street Address)

MT PLEASANT, South Carolina 29466
(City, State, Zip Code)

4. On 04/01/2021, the corporation adopted the following Amendment(s) of its Articles of Incorporation:

5. The manner, if not set forth in the Amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows:

HARDSCOOP INC

Name of Corporation

6. Complete either "a" or "b", whichever is applicable.

a. ☒ Amendments adopted by shareholder action. At the date of the adoption of the Amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares* For	-OR- Against
Common	100,000	100,000	100,000	100000	0

***Note:** Pursuant to Section 33-10-106(6)(i) of the 1976 South Carolina Code of Laws, as amended, the corporation can alternatively state the total number of disputed shares cast for the amendment by each voting group together with a statement that the number of votes cast for the amendment by each voting group was sufficient for approval by that voting group.

b. ☐ The Amendment(s) was duly adopted by the incorporators or board of directors without shareholder approval pursuant to Section 33-6-102(d), 33-10-102 and 33-10-105 of the 1976 South Carolina Code of Laws, as amended, and shareholder action was not required.

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (see Section 33-1-230(b) of the 1976 South Carolina Code of Laws, as amended) ___________________.

Date: 04/16/2021

Name of Corporation:

HARDSCOOP INC

David M. Kirby
Signature

David M. Kirby
Type or Print Name

CEO and Chairman of the Board of Directors
Office

STATE OF SOUTH CAROLINA
SECRETARY OF STATE

ARTICLES OF AMENDMENT

HARDSCOOP INC

Pursuant to Section 33-10-106 of the 1976 South Carolina Code, as amended, the undersigned corporation adopts the following Articles of Amendment to its Articles of Incorporation:

1. The name of the corporation is **Hardscoop Inc**.

2. The date of incorporation of the corporation is July 1, 2013.

3. The registered agent and registered address of the corporation are: David M. Kirby, 2632 Crooked Stick Ln, Mt. Pleasant, SC 29466.

4. On April 1, 2021, the corporation adopted the following amendment of its Articles of Incorporation.

   Article 3 of the original Articles of Incorporation of the Corporation filed on July 1, 2013 (the "Original Articles") shall be amended to increase the Corporation's authorized shares of stock from a single class of 100,000 shares of common stock to include an additional single class of 20,000,000 shares of common stock, the total number of shares of the Corporation authorized now being 20,100,000 of a single class of common stock.

   Articles 5 of the Original Articles shall be amended to include the following additional provision:

   "The corporation's board of directors may amend the corporation's bylaws."

5. The manner, if not set forth in the amendment, in which any exchange, reclassification, or cancellation of issued shares provided for in the Amendment shall be effected, is as follows: (if not applicable, insert "not applicable" or "NA"): Not Applicable.

6. The Amendment was adopted by shareholder action pursuant to unanimous consent to action without meeting under §33-7-104.

   At the date of adoption of the amendment, the number of outstanding shares of each voting group entitled to vote separately on the Amendment, and the vote of such shares was:

Voting Group	Number of Outstanding Shares	Number of Votes Entitled to be Cast	Number of Votes Represented at the Meeting	Number of Undisputed Shares Voted	
				For	Against
Common	100,000	100,000	100,000	100,000	0

7. Unless a delayed date is specified, the effective date of these Articles of Amendment shall be the date of acceptance for filing by the Secretary of State (See §33-1-230(b)): Upon filing.

DATE: April 16, 2021

HARDSCOOP INC

By: *David M. Kirby*
David M. Kirby, Chief Executive Officer and Chairman of the Board of Directors